February 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549
Attn: Robert Augustin

Re:	Modular Medical, Inc.
Registration Statement on Form S-1
Filed February 27, 2026
File No. 333-293842

Acceleration Request
Requested Date: Tuesday, March 3, 2026
Requested Time: 9:00 A.M. Eastern Time

Dear Mr. Augustin:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Modular Medical, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on Tuesday, March 3, 2026, or as soon thereafter as possible.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Very truly yours,

MODULAR MEDICAL, INC.

/s/ James E. Besser
James E. Besser
Chief Executive Officer

cc:	Steven Lipstein (Lucosky Brookman LLP)